EXHIBIT 99.1

Corporate Contact:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 203-972-0186
cfo@radvision.com	junefil@optonline.net

RADVISION REPORTS THIRD QUARTER 2011 RESULTS
- Revenues Are $17.3 Million
- GAAP Net Loss Is $0.40 per Diluted Share
- Non-GAAP Net Loss Is $0.31 per Diluted Share

TEL AVIV, October 27, 2011 – RADVISION® (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, reported today that revenues for the third quarter of 2011 were $17.3 million, in line with the Company’s revised forecast. This compares with $24.5 million in the third quarter of 2010.

For the third quarter of 2011, the operating loss was $7.4 million on a GAAP basis and $5.8 million on a non-GAAP basis.  For the third quarter of 2010, the Company reported operating income of $0.5 million on a GAAP basis and $1.6 million on a non-GAAP basis.

The net loss for the third quarter of 2011 was $7.4 million, or $0.40 per diluted share, on a GAAP basis, and $5.8 million, or $0.31 per diluted share, on a non-GAAP basis. This compares with net income of $0.3 million, or $0.02 per diluted share, on a GAAP basis, and $1.6 million, or $0.08 per diluted share, on non-GAAP basis, in the third quarter of 2010.

The non-GAAP amounts in the third quarter of 2011 exclude a payment of $0.8 million to close the Aethra asset acquisition following Italian Court approval and in accordance with the purchase agreement of February 2010.  The non-GAAP amounts also exclude $0.4 million for the effects of stock-based compensation expense in accordance with ASC 718, and $0.4 million of expense for amortization of purchased intangibles. The total amount excluded for non-GAAP purposes was $1.6 million, equivalent to $0.09 per diluted share.

The non-GAAP amounts in the third quarter of 2010 exclude $0.6 million for the effects of stock-based compensation expense, $0.5 million of expense for amortization of purchased intangibles related to the Aethra acquisition, and a loss of $0.2 million due to the other than temporary impairment of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes was $1.3 million, equivalent to $0.06 per diluted share.

For the third quarter of 2011, total revenues consisted of $13.4 million for the Video Business Unit (VBU) and $3.9 million for the Technology Business Unit (TBU).  This compares with $20.6 million for the VBU and $3.9 million for the TBU reported in the third quarter of 2010.

The Company’s revised forecast for the third quarter of 2011, reported on October 5, 2011, was for revenues of approximately $17.0 million to $17.5 million and a net loss of $0.35 to $0.39 per diluted share on a GAAP basis, and $0.30 to $0.34 per diluted share on a non-GAAP basis.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this release.

The Company ended the third quarter of 2011 with approximately $92.4 million in cash and liquid investments, equivalent to $5.01 per basic share, a decrease of $8.9 million from June 30, 2011. The decrease reflects $5.5 million used in operating activities, a payment of $2.4 million for the purchase of the assets of Aethra of which $0.8 million was expensed, the use of $0.4 million to repurchase 75,146 Company shares, and $0.7 million for capital expenditures offset by $0.1 million received from the exercise of options.

Boaz Raviv, Chief Executive Officer, commented: “Our third quarter revenues were in line with our revised forecast, but below our original plan.  While our TBU had a solid quarter, the performance of our VBU was lower than expected as the demand for video is being impacted more than expected by the weakening macro conditions and a very competitive environment.  Despite these challenges, our VBU achieved major competitive wins in the quarter based on the advantages of our technology and of our end-to-end solution.

“Over the past year, we have executed a strategic plan built on advancing our technology leadership, expanding the market penetration of our end-to-end solution and growing our channel network. We have made progress in all these areas, but we are committed to doing more in order to replace former-OEM revenues and return to growth.  An important next step in our plan is to resume sequential top-line growth.  Our target is to do so as soon as possible.”

Guidance
The following statements are forward-looking, and actual results may differ materially.
The Company expects to report revenues for the fourth quarter of 2011 of approximately $18.0 million and a net loss of approximately $6.8 million, or $0.37 per diluted share, on a GAAP basis, and $5.7 million, or $0.31 per diluted share, on a non-GAAP basis. The non-GAAP amount excludes stock-based compensation expense of about $0.7 million in accordance with ASC 718 and amortization of purchased intangible assets of $0.4 million. That compares to revenues in the fourth quarter of 2010 of $26.6 million and net income of $1.4 million, or $0.07 per diluted share, on a GAAP basis, and $2.9 million, or $0.16 per diluted share, on a non-GAAP basis. The non-GAAP amount in the 2010 fourth quarter excludes stock-based compensation expense of $0.8 million, $0.5 million of expense for amortization of purchased intangibles and $0.3 million of restructuring expenses both related to the acquisition of certain assets of the Aethra group, and a loss of $0.03 million due to the other than temporary impairment of certain Auction Rate Securities. (Full details of the Company’s forecast are available on the Company’s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the Aethra assets purchase agreement payment, net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the Aethra assets purchase agreement payment, other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Third Quarter 2011 Earnings Conference Call/Webcast
RADVISION will hold a conference call to discuss its third quarter 2011 results and fourth quarter 2011 outlook, today, Thursday, October 27, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:50 a.m. (Eastern).  The passcode “RADVISION” will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter.  Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.  A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on November 3rd. To access the replay, please dial 1-866-373-4994 (International dialers may call +1-203-369-0274).

The PowerPoint presentation highlighting key financial metrics as well as the fourth quarter 2011 estimate also will be available in the Investor Relations section of the Company’s website. The presentation will be available beginning at 8:00 a.m. (Eastern) on October 27th and will be archived on the website until the end of the fourth quarter.

About RADVISION
RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders  and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

- TABLES FOLLOW -

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	Unaudited

Revenues	$17,345	$24,541	$56,161	$68,622
Cost of revenues	5,394	6,811	16,971	18,098

Gross profit	11,951	17,730	39,190	50,524

Operating costs and expenses:
Research and development	7,811	7,665	23,826	23,118
Selling and marketing	8,899	7,428	26,501	23,150
General and administrative	1,401	1,566	4,013	4,436
Amortization of purchased intangibles	429	522	1,333	1,306
Aethra assets purchase payment	806	-	806	-
Acquisition-related costs	-	-	-	364
Acquisition-related restructuring expenses , net	-	-	-	2,460

Total operating costs and expenses	19,346	17,181	56,479	54,834

Operating income (loss)	(7,395)	549	(17,289)	(4,310)
Financial income, net	191	329	717	827

Income (loss) before taxes on income	(7,204)	878	(16,572)	(3,483)
Taxes on income	(237)	(577)	(2,387)	(1,308)

Net income (loss)	$(7,441)	$301	$(18,959)	$(4,791)

Basic net earnings (loss) per Ordinary share	$(0.40)	$0.02	$(1.02)	$(0.25)

Weighted Average Number of Shares Outstanding During the Period – Basic	18,438,381	19,286,941	18,513,157	19,440,209

Diluted net earnings (loss) per Ordinary share	$(0.40)	$0.02	$(1.02)	$(0.25)
Weighted Average Number of Shares Outstanding During the Period – Diluted	18,438,381	19,358,577	18, 513,157	19, 440,209

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Cont.)
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the Aethra assets purchase agreement payment, net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the Aethra assets purchase agreement payment, other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

	Three months ended
	September 30, 2011			September 30, 2010
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$11,951	$22	$11,973	$17,730	$22	$17,752
Total operating costs and expenses	$19,346	$(1,599)	$17,747	$17,181	$(1,071)	$16,110
Operating income (loss)	$(7,395)	$1,621	$(5,774)	$549	$1,093	$1,642
Income (loss) before taxes on income	$(7,204)	$1,635	$(5,569)	$878	$1,316	$2,194
Net income (loss)	$(7,441)	$1,635	$(5,806)	$301	$1,316	$1,617
Basic net earnings (loss) per Ordinary share	$(0.40)	$0.09	$(0.31)	$0.02	$0.06	$0.08
Diluted net earnings (loss) per Ordinary share	$(0.40)	$0.09	$(0.31)	$0.02	$0.06	$0.08

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Three months ended September 30,
	2011	2010
	Unaudited

GAAP net income (loss)	$(7,441)	$301
Share-based compensation	386	571
Amortization of purchased intangibles	429	522
Aethra assets purchase payment	806	-
Other than temporary impairment of available for sale marketable securities	14	223
Non-GAAP net income (loss)	$(5,806)	$1,617
Non-GAAP diluted net income (loss) per Ordinary share	$(0.31)	$0.08

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Cont.)
U.S. dollars in thousands, except per share data

	Nine months ended
	September 30, 2011			September 30, 2010
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$39,190	$65	$39,255	$50,524	$108	$50,632
Total operating costs and expenses	$56,479	$(3,347)	$53,132	$54,834	$(5,864)	$48,970
Operating income (loss)	$(17,289)	$3,412	$(13,877)	$(4,310)	$5,972	$1,662
Income (loss) before taxes on income	$(16,572)	$3,713	$(12,859)	$(3,483)	$6,243	$2,760
Net income (loss)	$(18,959)	$5,410	$(13,549)	$(4,791)	$6,243	$1,452
Basic net earnings (loss) per Ordinary share	$(1.02)	$0.29	$(0.73)	$(0.25)	$0.32	$0.07
Diluted net earnings (loss) per Ordinary share	$(1.02)	$0.29	$(0.73)	$(0.25)	$0.32	$0.07

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Nine months ended September 30,
	2011	2010
	Unaudited

GAAP net loss	$(18,959)	$(4,791)
Tax asset write-down, net	1,697	-
Amortization of purchased intangibles	1,333	1,306
Share-based compensation	1,273	1,842
Aethra assets purchase payment	806	-
Other than temporary impairment of available for sale marketable securities	301	271
Acquisition-related costs	-	364
Acquisition-related restructuring expenses, net	-	2,460
Non-GAAP net income (loss)	$(13,549)	$1,452
Non-GAAP diluted net income (loss) per Ordinary share	$(0.73)	$0.07

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except per share data

	September 30,	December 31,
	2011	2010
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$10,438	$17,753
Short-term bank deposits *)	33,883	47,792
Short-term marketable securities *)	13,011	14,897
Trade receivables	15,864	15,137
Other accounts receivable and prepaid expenses	5,784	7,083
Inventories	5,236	2,556

Total current assets	84,216	105,218

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term marketable securities *)	35,085	35,943
Long-term prepaid expenses	343	1,055
Severance pay fund	7,350	7,662
Long-term deferred tax asset	742	1,488

Total long-term investments and receivables	43,520	46,148

Property and equipment, net	4,518	4,573

Goodwill	4,747	4,747

Other intangible assets, net	3,592	4,925

Total assets	$140,593	$165,611

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,898	$3,499
Deferred revenues	7,774	7,938
Accrued expenses and other accounts payable	14,894	19,057

Total current liabilities	25,566	30,494

Accrued severance pay	9,068	8,776

Total liabilities	34,634	39,270

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value	234	234
Additional paid-in capital	150,692	149,121
Treasury stock	(41,163)	(39,745)
Accumulated other comprehensive income	(895)	(276)
Retained earnings (accumulated deficit)	(2,909)	17,007

Total shareholders' equity	105,959	126,341

Total liabilities and shareholders' equity	$140,593	$165,611

*) Total cash and liquid investments	$92,417	$116,385

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2011	2010
	Unaudited
Cash flows from operating activities:
Net loss	$(18,959)	$(4,791)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,493	3,532
Accrued interest, amortization of premium and accretion of discount on marketable securities and bank deposits, net	234	(413)
Amortization of deferred stock compensation	1,273	1,842
Tax benefit relating to loss carryforwards resulting from exercise of stock options	(298)	(432)
Increase in trade receivables, net	(727)	(112)
Increase (decrease) in other accounts receivable and prepaid expenses	338	(1,164)
Increase in inventories	(2,680)	(1,138)
Decrease in long-term prepaid expenses	712	255
Decrease (increase) in deferred tax asset	1,228	(134)
Increase (decrease) in trade payables	(601)	2,656
Decrease in deferred revenues	(164)	(947)
Increase (decrease) in accrued expenses and other accounts payable	(2,453)	5,147
Accrued severance pay, net	604	31

Net cash provided by (used in) operating activities	(18,000)	4,332

Cash flows from investing activities:
Proceeds from redemption of marketable securities	24,060	22,640
Purchase of marketable securities	(21,723)	(38,335)
Proceeds from withdrawal of bank deposits	48,896	36,984
Purchase of bank deposits	(34,791)	(31,759)
Purchase of property and equipment	(2,105)	(2,049)
Payment for the acquisition of Aethra	(1,575)	(6,984)

Net cash provided by (used in) investing activities	12,762	(19,503)

Cash flows from financing activities:
Purchase of treasury stock	(3,860)	(7,131)
Exercise of options by employees	1,485	162
Tax benefit related to exercise of stock options	298	432

Net cash used in financing activities	(2,077)	(6,537)

Decrease in cash and cash equivalents	(7,315)	(21,708)
Cash and cash equivalents at beginning of period	17,753	40,289

Cash and cash equivalents at end of period	$10,438	$18,581

Supplemental disclosure of non-cash flows from investing and financing activities:
Receivables on account of shares	$-	$2